EDWARD T. SWANSON

Attorney At Law

1135 17th Street Suite E

Santa Monica, California 90403

Phone: (310) 315-2828 Fax: (310) 828-6138

Email: etswanson@att.net

May 8, 2008

Via Federal Express and Edgar

Mr. Tom Jones

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Infrared Systems International
Amendment 2 to Form SB-2 on Form S-1
filed March 26, 2008
File No. 333-147367

Dear Mr. Jones:

This letter is submitted on behalf of Infrared Systems International (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission with respect to the above-referenced Amendment No. 2, as set forth in a letter from the Staff dated April 9, 2008 to Gary Ball (the “Comment Letter”). In terms of format, the text of each Staff comment has been included herein and is followed by the Company’s response. Transmitted herewith is Amendment No. 3 on Form S-1 to the Registration Statement, which has been marked to reflect the Company’s responses to the Staff’s comments.

Cover Page of Registration Statement

1.

We note your response to prior comment 2. Please tell us why you have checked the “Non-accelerated filer box” rather than the “Smaller reporting company” box. Please refer to Part III.F.3 of Release No 33-8876 entitled, “Smaller Reporting Company Regulatory Relief and Simplification,” which is available on the Commission’s website at www.sec.gov.

Response

We have changed the box checked to the “Smaller reporting company” box.

Mr. Tom Jones

May 8, 2008

Prospectus Cover Page

2.

Please refer to prior comment 7. Please reconcile the disclosure on the cover page of 309,059 shares owned by officers and directors with the disclosure on page 8 of 281,508 shares and the disclosure on page 25 of 302,293 shares.

Response

We have checked the numbers of shares owned by the officers and directors with the transfer agent and have determined that they will own an aggregate of 359,965 shares if the shares of Series A Preferred Stock owned by Mr. Watson are timely converted into CSBI Common Stock. This number includes 50,904 shares of Common Stock that will be owned by the IRA for Wendy Ball. The disclosure on the cover page, page 8 and page 24 have been modified accordingly.

3.

We note your responses to prior comments 8 and 15. You disclose on the prospectus cover page and page 3 that you do not believe that the distribution will qualify as a tax-free spin-off. Please revise the risk factor on page 7 under the heading “We do not believe that the distribution...” to remove any implication that the distribution will qualify as a tax-free spin-off.

Response

We have revised the risk factor on page 7 to remove any implication that the distribution will qualify as a tax-free spin-off.

About our Company, page 4

4.

Please refer to prior comment 13. Please reconcile the disclosure in this section that you hold “certain licenses that provide modest revenues” with the disclosure that “During 2007, all revenues were generated from a single license.”

Response

We have modified the disclosure to indicate that certain licenses “should” provide modest revenues, and have added a sentence indicated that we expects our revenues in 2008 to be generated from two licenses.

Management’s Discussion and Analysis or Plan of Operation, page 14

5.

Please revise your MD&A to include the quarterly period ended December 31, 2007. Your discussion of the change in revenues during the interim period should address changes in the number of units sold and the unit prices charged each period. In addition, discuss the reasons for the significant increase in professional fees and the decrease in

Mr. Tom Jones

May 8, 2008

interest expense and related party interest expense during the quarter ended December 31, 2007.

Response

We have revised the MD&A to include the quarterly period ended December 31, 2007.

Revenue Recognition, page 15

6.

Please refer to prior comment 30. Please expand the appropriate section to discuss the material terms of the license agreement with Kollsman, such as the duration and termination provisions. We note article VI of exhibit 10.5.

Response

We have expanded the discussion of Revenue Recognition to discuss the material terms of the Kollsman agreement.

7.	Please refer to prior comment 31. Please tell us which provision of the license agreement is related to the royalty fees of $300 and $800 per system.

Response

We have revised the discussion of Revenue Recognition to clarify the royalty fees due to ISI. An Addendum that, among other things, reduces the royalty fee due to the fact that the Hughes patent was not involved as originally had been contemplated by the parties, has been filed as an exhibit with Amendment 3.

8.	Please expand the appropriate section to disclose the additional fee increases. Also, disclose the decrease in the fee at 10,000 systems.

Response

We have so modified the discussion of Revenue Recognition.

9.

Please reconcile the disclosure that the licensing agreement was signed in 2004 with exhibit 10.5 which appears to have been signed in 1997. If you entered into additional material agreements with Kollsman, file the agreements as exhibits. For example, section 5.1 of exhibit 10.5 references ongoing discussions regarding a formal license amendment to a license agreement dated October 26, 1995.

Mr. Tom Jones

May 8, 2008

Response

We have revised the discussion of Revenue Recognition to indicate the license agreement was entered into in July 1997. An Addendum was entered into with Kollsman, which has been filed as an exhibit. The license agreement referred to in section 5.1 was never entered into.

10.	Please file the complete license agreement. We note that section 5.1 of exhibit 10.5 refers to exhibit I which was not filed as an exhibit to the agreement.

Response

Although the license agreement refers to an Exhibit I, ISI cannot find any actual exhibit that was attached to the license agreement, despite reviewing its files and contacting Kollsman. The Exhibit may not have been attached to the license agreement, but in any event became moot because of the Addendum. There are no other exhibits or schedules to the Kollsman agreement.

Plan of Operation in the Next Twelve Months, page 15

11.	Please refer to prior comment 32. Please clarify the difference between EVS and EVS II.

Response

We have revised the discussion of the EVS II to indicate it is a modified form of Kollsman’s EVS. The modification does not affect the use of ISI’s technology by Kollsman for its enhanced visions systems, which includes both the EVS and the EVS II.

Liquidity and Capital Resources, page 17

12.

Please reconcile your response to prior comment 34 that the extent of your relationship with ISS Associated Contractors is that the parties have entered into a non disclosure agreement with the liquidity and capital resources section of the Advance Technologies’ Form 10-KSB for the fiscal year ended September 30, 2006.

Response

The Liquidity and Capital Resources section of Advance Technologies’ Form 10-KSB for the fiscal year ended September 30, 2006 indicated that its subsidiary “expects to receive” its funding from ISS Associate Contractors. This statement was based on management’s then-expectations based on its discussions with ISS Associate Contractors. These expectations subsequently changed, and ISI does not currently expect any funding or other relationship with ISS Associated Contractors.

Mr. Tom Jones

May 8, 2008

Net Sales, page 17

13.

Please clarify the number of units you sold each period. Your discussion in the revenue recognition footnote implies that you sold over 210 units in the September 30, 2007 period. The amount of revenue recorded during this period is not consistent with this level of sales.

Response

We have indicated the number of units sold each period.

Selling, General and Administrative Expenses, page 17

14.

We reference your discussion on page 17 that the increase in professional fees was primarily related to reverse merger costs. Please revise to discuss and quantify the costs related to the reverse merger. In addition, tell us where you have discussed the accounting treatment of the reverse merger in the financial statements.

Response

We have revised the discussion to quantify costs relating to the spin-off, the reverse merger, and the change in accountants. Footnote 1 of the financial statements indicates that the financial statements include the parent’s operations because such operations are considered to be the Company’s predecessor business. No specific discussion of the reverse merger of the parent is included since the reverse merger did not otherwise affect the financial statements of the Company.

Business, page 18

15.

Please tell us why this section does not describe the Spectrum 9000 and the Adaptive Optical Controller that are on the website mentioned in your response to prior comment 38. Also, discuss, if material, your relationship with Mitsubishi concerning the Adaptive Optical Controller.

Response

The Spectrum 9000 is a product developed by United Integrated Services totally independent of ISI, and is offered for sale in Korea and Taiwan. The Adaptive Optical Controller was a collaborative effort with a Canadian corporation several years ago and the proposed project did not move forward. Mitsubishi had no active role in this activity. The website is not referred to in the registration statement.

Mr. Tom Jones

May 8, 2008

16.

Please refer to prior comment 39. Please tell us why this section does not discuss the development of your business with United Integrated Services during the past three years. We note disclosure in the Advance Technologies’ Form 10-KSB for the fiscal year ended September 31, 2006 regarding other development activities as well as disclosure in the Form 10-KSB’s liquidity and capital resources sections.

Response

The Business section has been revised to provide a more detailed discussion of the relationship with United Integrated Services.

17.	Please tell us where you revised the disclosure in response to prior comment 40.

Response

We added a section titled “Other Activities” in which we discussed the development of an infrared imaging system for recreational vehicles.

ISI Business Model, page 18

18.

Please expand the disclosure of your products for “thermal imaging of the human body for medical purposes” to identify the name of your product. Also, expand the appropriate section to identify the intended uses for which you plan to market and distribute the product. For example, clarify whether the product is intended for use in the diagnosis of disease or other conditions or in the cure, mitigation, treatment or prevention of disease, or intended to affect the structure or function of the body.

Response

We have revised the Business section, including the renaming of the “ISI Business Model” subsection, to better explain the business of ISI.

Enhanced Vision System, page 19

19.

Please refer to prior comment 42. Please reconcile the reference in this section to royalties of $32,100 to the reference on page 17 to royalties of $35,100 for the fiscal year ended September 30, 2007.

Response

We have corrected the error regarding the amount of royalties for fiscal 2007, which amount has been restated.

Mr. Tom Jones

May 8, 2008

20.	Please quantify the number of enhanced vision system products built and installed pursuant to the license in the fiscal year ended September 30, 2007 and the quarter ended December 31, 2007.

Response

We have added the number of products installed during the periods specified.

Medical System, page 19

21.

We note your response to prior comment 44. Please reconcile the disclosure on page 19 that the export of the cameras will require authorization from the U.S. Department of Commerce with the disclosure in exhibit 10.6 that the export will be in accordance with a future export license. Also, update the status of the authorization or license for the export of the cameras.

Response

An export license was required from the Department of Commerce for the export of the modified cameras to Taiwan. The license has been obtained.

22.	Please add a section that discloses the regulatory requirements of international markets that you have been developing for your infrared imaging cameras for medical purposes.

Response

ISI is not developing infrared imaging equipment for any medical application, whether foreign or domestic. Consequently, we have not added a section regarding regulatory requirements of international markets.

23.

Please discuss the material terms of the December 7, 2007 transaction with United Integrated Services. We note exhibit 10.6 and the customer deposit of $119,725 classified as a current liability on your balance sheet for the quarter ended December 31, 2007.

Response

We have revised the section to discuss the material terms of the transaction.

Infrared Security System, page 19

24	Please expand this section to balance the last two paragraphs of this section with the disclosure in Note 2 on page F-13 indicating that management estimates it will be 9 to 12

Mr. Tom Jones

May 8, 2008

months before the company will start realizing revenues from security system surveillance applications.

Response

We have expanded the last paragraph to indicate that ISI estimates that it would be at least 9 to 12 months before any revenues might be realized from security system surveillance applications.

25.	Please refer to prior comment 46. Please expand this section to identify patent counsel and file as an exhibit their consent. We note the disclosure in Note 5 on page F-7.

Response

We do not believe that patent counsel requires identification, because the discussion of the pending patent application does not refer to patent counsel. The disclosure in Note 5 on page F-7 has been revised to delete reference to patent counsel.

Other Activities, page 20

26.	Please briefly discuss why you do not anticipate any revenues from this agreement.

Response

ISI has not heard from the company and believes that it may no longer be in business. At the time the recreation vehicle company was seeking to raise investment capital.

Certain Relationships and Related Transactions, page 24

27.	Please update your disclosure in this section. For example, we note your references to amounts during the year ended September 30, 2007.

Response

We have updated the disclosures.

28.

We note your response to prior comment 50. Please clarify whether there are any written agreements for the transactions mentioned in the second paragraph of this section. If there are written agreements, please file as exhibits the agreements.

Mr. Tom Jones

May 8, 2008

Response

There were no written agreements with respect to the loans by Mr. Ball to ISI and its parent.

Principal Stockholders, page 25

29.	We note your response to the first sentence of prior comment 51. Please expand the second paragraph of this section to identify the six persons who agreed to have the shares cancelled.

Response

Please be advised supplementally that the six persons are Feng Zhen Xing, Feng Guo Wu, Yi Kang, Liu Jian Hua, American Union Securities, and Xiao Jin Wang. We have not identified these persons in the registration statement since we do not consider their identity to be material.

30.	We reissue the second sentence of prior comment 51.

Response

We have revised the second paragraph to indicate that the six persons originally held an aggregate of 100,000 shares of CSBI Series B Preferred Stock and that after the reverse split they converted such shares into an aggregate of 17,647,059 shares of CSBI common stock.

31.

We note your response to the third sentence of prior comment 51. Please expand the second paragraph to disclose the number of shares the six persons are entitled to receive following the spin-off and disclose the number of shares of Infrared they have agreed to deliver to you for cancellation.

Response

We have expanded the paragraph to disclose that the six persons are entitled to receive 17,647,059 shares of ISI common stock, which shares will be cancelled.

32.

We note the increase to 338,780 shares beneficially owned by Gary Ball and Wendy Ball. Please tell us how the number of shares increased. We note section 5.03(m) of the share purchase and merger agreement that Gary Ball and Wendy Ball agreed not to convert their series A preferred shares into common shares until after the registration statement is effective.

Mr. Tom Jones

May 8, 2008

Response

Mr. and Mrs. Ball have not acquired additional CSBI stock. The number of shares previously provided for them did not include shares of CSBI common stock held in her IRA account. Such shares now have been included. Subsequent to the reverse split, CSBI consented to the conversion by Mr. and Mrs. Ball of their Series A preferred stock into CSBI common stock.

33.	Please reconcile the sum of the shares held by the officers and directors with the disclosure on page 25 of 302,393 shares.

Response

We have corrected all numbers relating to shares held by officers and directors in the registration statement.

Federal Income Tax Considerations, page 26

34.	Please remove the first paragraph of this section.

Response

We have removed the first paragraph of this section.

Federal Securities Law Consequences, page 28

35.	We note your response to prior comment 53. Please expand the reference in the second paragraph of this section to the “holding period” to disclose that the holding period is six months.

Response

We have revised the second paragraph to indicate that the holding period is six months.

Description of Securities, page 28

36.	Please tell us where you revised the disclosure in response to prior comment 54. Also, revise the reference in this section to Form SB-2.

Response

We have further revised the third sentence to indicate that the shares held by CSBI will be distributed pursuant to the spin-off. We have revised the reference to Form SB-2 to refer to Form S-1.

Mr. Tom Jones

May 8, 2008

Annual Financial Statements

  Note 1 – Summary of Significant Accounting Policies, page F-6

37.

We note your response to our prior comments 40, 60 and 61 in our letter dated February 21, 2008. Please revise your discussion to describe the specific nature of your predecessor operations and the periods for which those operations are included in your financial statements. In addition, clarify the nature and components of the $(93,308) balance at September 30, 2005 in our statements of shareholders’ deficit.

Response

The Company has broken out $738,508 in retained deficit from the operations of the technology licensing business through September 30, 2005.  Further, the Company has added disclosure in footnote 1 to the September 2007 financial statements that the financial statements include the operations of the technology licensing business since its beginning.

38.

We note your use of “combined” when referring to the financial statements for 2006. Please revise your footnotes to clarify the reason for the reference to combined and to describe the specific periods and entities combined.

Response

The Company has removed the references to combined financial statements.

Accounts Receivable, page F-6

39.

We note your response to our prior comment 62 in our letter dated February 21, 2008. We understand that you have not recorded any allowance for doubtful accounts. Please tell us why you continue to state that you record receivables at lower of cost or fair value and how this policy complies with GAAP. Please tell us why your policy is not to record accounts receivable at cost less allowance for doubtful accounts, if any.

Response

The Company has revised the disclosures in footnote 1 to the September 2007 financial statements to state that accounts receivable are recorded at cost less allowance for doubtful accounts.

Mr. Tom Jones

May 8, 2008

Interim Financial Statements

Condensed Balance Sheets, page F-10

40.	Tell us and revise your footnotes to disclose the nature of the $119,725 customer deposits at December 31, 2007. In addition, clarify the related accounting for this liability.

Response

The customer deposits will be used to purchase cameras, which will then be modified using the Company's technology.  The net amount (customer deposits less cost of acquiring the cameras) will then be recognized as revenue upon shipment of the modified cameras.  The Company estimates the cost of the cameras to be approximately $112,000, which would result in revenues of approximately $7,500.  The Company has revised the footnote disclosures to the December 2007 financial statements to clarify the nature of the customer deposits.

Note 3 – Related Party Transactions, page F-13

41.

We reference you disclosure in Note 3 that you have not paid compensation to any officer or director of the Company. Please revise to disclose, if true, that your officers have not performed any significant services for the company during the period.

Response

The Company has revised the disclosures in footnote 3 to the September 2007 financial statements and in footnote 3 to the December 2007 financial statements to clarify that no significant services have been provided yet by the officers and directors of the Company.

Signatures

41.

We note your response to prior comment 68; however, you did not file as an exhibit the power of attorney that authorizes Mr. Ball to sign as the attorney in-fact for Mr. Bane. We reissue prior comment 68.

Response

The power of attorney was filed as part of the original registration statement on page II-6.

Mr. Tom Jones

May 8, 2008

Please do not hesitate to contact the undersigned with any questions or requests for clarification with respect to the above responses.

Very truly yours,

/s/ Edward T. Swanson

Edward T. Swanson

ETS:mm

cc: Mr. Gary Ball